REKOR SYSTEMS, INC.

6721 Columbia Gateway Drive, Suite 400

Columbia, MD 21046

August 2, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Jenny O’Shanick

Re:	Rekor Systems, Inc.

Registration Statement on Form S-3 (as amended)

File No. 333-281042

Ladies and Gentlemen:

In accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Rekor Systems, Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement becomes effective at 5:00 p.m. Eastern Time on August 6, 2024, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the above, the Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REKOR SYSTEMS, INC.

By:	/s/ Eyal Hen
Eyal Hen
Chief Financial Officer

cc:	William Bruno